UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

Alon Blue Square Israel Ltd. (NYSE: BSI) (the "Company") announced today that at the annual meeting of shareholders of the Company held on Monday, June 15, 2015, the following resolutions were approved by the shareholders, each by the respective requisite majority:

1.	The election of Amit Ben Itzhak, Avigdor Kaplan, David Wiessman, Avraham Meron, Mordehay Ventura, Tal Yeshua, Dan Weiss, Yonel Cohen, Avshalom Haran, and Keren Bar-Hava as members of the Board of Directors of the Company until the next annual shareholders meeting, in addition to the serving external directors of the Company.

2.	Re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2014; authorization of the Board of Directors and the Audit Committee to determine the auditors’ fees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 15, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.
General Counsel and Corporate Secretary